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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                            ------------------------

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       LORAL SPACE & COMMUNICATIONS LTD.
                           (NAME OF SUBJECT COMPANY)

                       LORAL SPACE & COMMUNICATIONS LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

          6% SERIES C CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2006 6% SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2007
                       (TITLE OF CLASS(ES) OF SECURITIES)

                     #G56462149, #543885404 AND #543885305
                           #G56462305 AND #543885602
                   (CUSIP NUMBER OF CLASS(ES) OF SECURITIES)

                                    AVI KATZ
                       LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                YAACOV M. GROSS
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000
                            ------------------------

                           CALCULATION OF FILING FEE

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Transaction Valuation:  $45,869,793(1)            Amount of Filing Fee:  $4,220
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

(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 8,084,174 shares of 6% Series C Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (b) 3,391,688 shares of 6% Series D Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (c) the exchange ratio of $1.92 in cash and 4 shares of Common Stock, par value $.01 each, of Loral Space & Communications Ltd. for each share of Preferred Stock pursuant to the Exchange Offer, and (d) the market value per share of Common Stock, as established by the average of the high and low prices reported as of August 22, 2002 on the New York Stock Exchange.

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     [ ]  Check the box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       -----------------------------------------------------

       Form or Registration No.:
       ----------------------------------------------------

       Filing Party:
       -------------------------------------------------------------------

       Date Filed:
       --------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     On August 27, 2002, Loral Space & Communications Ltd., a company organized under the laws of Bermuda (the "Company"), commenced an exchange offer (the "Exchange Offer") for all of the shares of its outstanding 6% Series C Convertible Redeemable Preferred Stock due 2006 (the "Series C Preferred Stock") and all of the shares of its outstanding 6% Series D Convertible Redeemable Preferred Stock due 2007 (the "Series D Preferred Stock" and together with the Series C Preferred Stock, the "Preferred Stock"), or such lesser number shares of Preferred Stock as are validly tendered and not withdrawn prior to the expiration date of the Exchange Offer for $1.92 in cash and 4 shares of the Company's common stock, par value $0.01 per share ("Common Stock") for each share of Preferred Stock validly tendered and not withdrawn. This Tender Offer Statement on Schedule TO ("Schedule TO") relates to such Exchange Offer by the Company. The Exchange Offer will expire at 12:00 a.m. (midnight), New York City time, on September 25, 2002, unless extended (the "Expiration Date").

ITEM 1:  SUMMARY TERM SHEET.

     See the section of the Exchange Offer dated August 27, 2002, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), captioned "Summary."

ITEM 2:  SUBJECT COMPANY INFORMATION.

     (a) The name of the Company to which this Schedule TO relates is Loral Space & Communications Ltd., a company organized under the laws of Bermuda. The address of the principal executive offices of the Company is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016 and the telephone number of the Company is (212) 697-1105.

     (b) The titles of the classes of equity securities to which this Schedule TO relates are:

           - Common Stock of par value $0.01 per share;

           - 6% Series C Convertible Redeemable Preferred Stock due 2006; and

           - 6% Series D Convertible Redeemable Preferred Stock due 2007.

     As of July 31, 2002, there were 372,930,403 shares of Common Stock, 8,084,174 shares of Series C Preferred Stock and 3,391,688 shares of Series D Preferred Stock outstanding.

     (c) See the section of the Exchange Offer captioned "Market for the Common Stock and Preferred Stock."

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a) This Schedule TO is being filed by Loral Space & Communications Ltd. The address of the principal executive offices of the Company is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016 and the telephone number of the Company is (212) 697-1105. For the executive officers and directors of the Company, please see the section of the Exchange Offer entitled "Management." The business address and business telephone number of each executive officer and director is the same as listed above for the Company.

ITEM 4:  TERMS OF THE TRANSACTION.

     (a) See the sections of the Offer to Exchange captioned
"Summary -- Important Terms of the Exchange Offer," "Summary -- Risk Factors," "Summary -- Material Differences in Rights as a Result of the Exchange Offer," "Risk Factors -- By participating in the Exchange Offer, you will give up the right to receive future preferred dividends," "Risk Factors -- By participating in the Exchange Offer, you will give up your preference over our Common Stock in the event of a liquidation," "The Exchange

                                        1
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Offer," "Material United States Federal Income Tax Consequences" and "Certain
Securities Laws Considerations."

     (b) See the section of the Exchange Offer entitled "Interests of Directors and Officers."

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) See the section of the Exchange Offer entitled "Risk Factors -- The market for our shares could be adversely affected by future issuances of significant amounts of our Common Stock."

ITEM 6:  PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

     (a) See the sections of the Exchange Offer captioned "Summary -- Important Terms of the Exchange Offer," "Summary -- Risk Factors" and "Reasons for the Exchange Offer."

     (b) See the section of the Exchange Offer captioned "Use of Proceeds."

     (c) See the sections of the Exchange Offer captioned "Summary -- Important Terms of the Exchange Offer," "Summary -- Risk Factors," "Risk Factors -- By participating in the exchange offer, you will give up the right to receive future preferred dividends," "Risk Factors - Our Common Stock could be de-listed by the New York Stock Exchange," "Risk Factors -- Our right to pay cash in exchange for the Preferred Stock is limited," "Risk Factors -- We may be restricted from purchasing Preferred Stock in the future." "Risk
Factors -- After the Exchange Offer, there may be a limited trading market for Preferred Stock," "Risk Factors -- If our business plan does not succeed, our operations might not generate enough cash to pay our obligations," "Risk
Factors -- The ability of our subsidiaries to pay dividends to us or otherwise support our obligations is limited by the terms of their debt instruments," "Risk Factors -- We have been sued in a number of purported class actions brought by our shareholders and security holders of Globalstar Telecommunications Limited and Globalstar," "Risk Factors -- Globalstar and certain of its general partner entities, including two of our subsidiaries, have filed for bankruptcy protection," "Risk Factors -- Globalstar may not be able to effect a restructuring," "Certain Information About us," "Reasons for the Exchange Offer" and "Use of Proceeds."

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) See the sections of the Exchange Offer captioned "Summary -- Important Terms of the Exchange Offer" and "The Exchange Offer."

     (b) See the section of the Exchange Offer captioned "The Exchange Offer -- Conditions."

     (d) Not applicable.

ITEM 8:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) See the section of the Exchange Offer captioned "Interests of Directors and Officers."

ITEM 9:  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) See the section of the Exchange Offer entitled "Fees and Expenses."

ITEM 10:  FINANCIAL STATEMENTS.

     (a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended June 30, 2002,

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Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and see the section of the Exchange Offer captioned "Summary -- Summary Historical Financial Information."

     (b) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and see the section of the Offer to Exchange captioned "Summary -- Unaudited Consolidated Pro Forma Financial Information."

ITEM 11:  ADDITIONAL INFORMATION.

     (a) See the section of the Exchange Offer captioned "Certain Legal Matters; Regulatory Approvals."

ITEM 12:  EXHIBITS.

Exhibit (a)(1)(A)    Exchange Offer, dated August 27, 2002.
Exhibit (a)(1)(B)    Form of Letter of Transmittal dated August 27, 2002,
                     relating to the Exchange Offer.
Exhibit (a)(1)(C)    Form of Notice of Guaranteed Delivery.
Exhibit (a)(1)(D)    Form of Letter to Brokers.
Exhibit (a)(1)(E)    Form of Letter to Clients.
Exhibit (a)(1)(F)    Text of Press Release issued by Loral Space & Communications
                     Ltd. dated August 27, 2002.*
Exhibit (h)(1)       Opinion of Willkie Farr & Gallagher as to the material
                     United States federal income tax consequences of the
                     Exchange Offer.

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* Previously filed

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          By: /s/ AVI KATZ
                                            ------------------------------------
                                            Name: Avi Katz
                                              Title:  Vice President, General
                                                      Counsel and Secretary

Dated: August 27, 2002

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